Free Writing Prospectus	Filed Pursuant to Rule 433(d)

Registration Statement No. 333-182490

TERM SHEET

Dated March 12, 2013

Issuer:	Japan Bank for International Cooperation (JBIC)

Security:	2.300% Guaranteed Bonds due March 19, 2018

Ratings:	Moody’s: Aa3 stable outlook; S&P: AA– negative outlook Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

Guarantee:	Payments of principal and interest are unconditionally and irrevocably guaranteed by Japan

Ranking:	Senior unsecured

Principal Amount:	C$500,000,000

Denomination:	C$200,000 x C$1,000

Pricing Date:	March 12, 2013

Settlement Date:	March 19, 2013

Maturity Date:	March 19, 2018

Coupon:	2.300% (Semi-annual, Actual/365 (Canadian Compound Method))

Interest Payment Dates:	March 19 and September 19 of each year, commencing September 19, 2013 and ending March 19, 2018

Currency of Payments:	CAD

Redemption after the Occurrence of a Tax Event:	JBIC may redeem all, but not less than all, of the bonds in the event of certain changes relating to Japanese taxation at 100% of the principal amount thereof plus accrued interest thereon and any additional amounts JBIC is required to pay, as described in the prospectus supplement

Price to Public:	99.958%

Underwriting Discount:	0.25%

Proceeds, before Expenses, to JBIC:	99.708%

Benchmark Canada Treasury:	1.25% March 1, 2018

Benchmark Yield:	1.350%

Spread:	95.9bps

Yield:	2.309%

Joint Lead Managers:	CIBC World Markets Inc.

Merrill Lynch Canada Inc.

RBC Dominion Securities Inc.

Format:	SEC-Registered

Clearing Systems:	Euroclear and Clearstream (Global bond held at the common depositary)

Global Bond ISIN:	XS0896654349

Global Bond Common Code:	089665434

Use of Proceeds:	The net proceeds of the issue of the bonds will be used for the operations of JBIC

Governing Law:	New York

Listing:	Luxembourg Stock Exchange’s Euro MTF Market

Eligibility:	The bonds will not be qualified investments for purposes of the Income Tax Act (Canada) for RRSPs, RRIFs, RESPs, TFSAs or DPSPs

You can access JBIC’s most recent prospectus satisfying the requirements of Section 10 of the United States Securities Act of 1933, as amended, at the following website:

http://www.sec.gov/Archives/edgar/data/1551322/000119312513099944/d452648d424b5.htm

Each purchaser of the bonds offered hereby will be deemed to have represented that it is a “Gross Recipient” as defined on page S-3 of the foregoing prospectus supplement.

The bonds will not constitute deposits that are insured under the Canada Deposit Insurance Corporation Act.

JBIC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents JBIC has filed with the SEC for more complete information about JBIC and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, JBIC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting your BofA Merrill Lynch salesperson or calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322.